[LINN LETTERHEAD]

September 17, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Roger Schwall
Karl Hiller
Anne Nguyen Parker
Tracie Towner
Norman von Holtzendorff

Re:	LinnCo, LLC
Linn Energy, LLC
Amendment No. 3 to Registration Statement on Form S-4
Filed August 8, 2013
File No. 333-187484

Linn Energy, LLC
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 0-51719

Ladies and Gentlemen:

This letter sets forth the responses of LinnCo, LLC (“LinnCo”) and Linn Energy, LLC (“LINN” and, together with LinnCo, the “Registrants”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 6, 2013 (the “Comment Letter”) with respect to (i) Amendment No. 3 to the Registration Statement on Form S-4 filed by the Registrants on August 8, 2013, File No. 333-187484 (the “Registration Statement”) and (ii) the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed by LINN on February 21, 2013 (the “LINN 10-K”). Concurrently with the submission of this letter, we have filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”) with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

September 17, 2013

Staff Comments

Amendment No. 3 to Registration Statement on Form S-4

1.	We note your response to prior comment two. Your response does not appear to address how you determined that these amendments, including the amendment to Section 2.4, do not need to be unbundled with respect to future transactions. That is, your prior responses indicate that these amendments are necessary in order to consummate the proposed transaction with Berry, but the amendments appear also to apply to any future transactions of a similar nature. Thus, security holders are being asked to vote on a single proposal relating to both the specific, proposed transaction and any future, similar transactions. Please provide your analysis as to how this is consistent with the unbundling rule.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 69-72 of Amendment No. 4 to address the Staff’s comment.

2.	We note that you added disclosure in response to prior comment seven under Distribution Practices on page 277 to explain that you fund interest expense, maintenance capital expenditures and distributions from Adjusted EBITDA, and acquisitions and other capital expenditures with proceeds from debt or equity. Please expand your disclosure to include additional clarifying information, such as a tabular presentation, that details the extent to which each source has been sufficient in these respects; and which identifies the manner by which you compensated for any shortfall. Please reconcile totals of maintenance capital expenditures and growth capital expenditures to the corresponding amounts in your Statements of Cash Flows for each period.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure on page 237 of Amendment No. 4 to address the Staff’s comment to provide a tabular presentation of (i) how LINN’s Board of Directors determines the appropriate level of distributions (after taking into account interest expense, discretionary reductions for a portion of oil and natural gas development costs and other discretionary adjustments to net cash provided by (used in) operating activities) and (ii) specifically in footnote (8) a summary of the significant sources and uses of funding for historical periods. The Registrants respectfully note to the Staff that although LINN is unable to reconcile “maintenance capital expenditures” (which is a discretionary portion of its oil and natural gas development costs (please refer to the Registrant’s response to comment 7 for further information regarding this change)) to the Statements of Cash Flows because it is an estimate, they have provided disclosure in footnote (5) on page 238 of the total cost of development of oil and natural gas properties from the statements of cash flows to provide context for the discretionary portion of oil and natural gas development costs.

3.

We note that you added disclosure in response to prior comment eight to explain that your non-GAAP measures of Distributable Cash Flow indicate whether cash flows are being generated at a level that can sustain or support an increase in distribution rates, or indicate success in providing a return on investments. However, you do not appear to have provided any context to allow an evaluation of

September 17, 2013

the historical amounts. For example, you do not disclose the levels that would demonstrate that historical amounts have been sufficient with respect to any of these objectives. Similarly, you do not provide any comparison of these measures to actual distributions or returns, with a meaningful analysis of the differences. Please further expand your disclosure to include these clarifying details.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 235-236 of Amendment No. 4 to explain how LINN’s Board of Directors determines the appropriate level of distributions. As explained on page 235 of Amendment No. 4, in connection with the preparation of Amendment No. 4, the Registrants have decided to no longer include the non-GAAP measure of “Distributable Cash Flow” in its filings; instead, the Registrants have provided a comparison of actual distributions to net cash provided by (used in) operating activities as determined in accordance with GAAP and described the discretionary adjustments to net cash provided by (used in) operating activities that were considered by LINN’s Board of Directors in determining the actual amounts distributed.

4.	We have read your response to prior comment 12 concerning the adjustment you have made in computing your non-GAAP performance metric for recovery of premiums paid on derivatives settled during the period. You state “LINN believes that mark-to-market accounting is a form of amortization.” However, you acknowledge that amortization of premiums is not contemplated in accounting standards, that the value of put options does not decrease in a linear pattern, and that the value of put option contracts can increase or decrease between periods based on factors independent of the remaining life of the option. In view of these acknowledged factors, we do not see adequate support for your view of mark-to-market accounting as a form of amortization.

If your intention is to reflect cash settlements of commodity derivatives in a historical non-GAAP performance measure, you should replace the adjustments for changes in fair value on unsettled commodity derivatives, and cash settlements on cancelled derivatives, with an adjustment to eliminate the total measure of derivative gain or loss reported under GAAP, and an adjustment to include cash settlements net of premiums/costs attributable to settled instruments. Alternatively, you may show an addition for gross settlements and a deduction for recovered premiums on separate lines.

If your intention is to reflect cash settlements of commodity derivatives in a historical non-GAAP liquidity measure, you should replace the adjustments for changes in fair value on unsettled commodity derivatives, and cash settlements on cancelled derivatives, with an adjustment to eliminate the total measure of derivative gain or loss reported under GAAP, an adjustment to show gross cash settlements during the period and an adjustment to show payments made during the period to acquire or modify other commodity derivatives, including put options, swaps, and others. Such a presentation should include footnote disclosure indicating the amounts of settlements that represent a recovery of premiums/costs.

September 17, 2013

In either instance, you should include footnote disclosure to clearly explain how premiums paid are reflected in the measure.

Finally, revise your presentation to include adjustments that are appropriate to the type of non-GAAP measures that you are disclosing. For example, if Adjusted EBITDA is most appropriately identified as a performance measure and Distributable Cash Flow (DCF) is most appropriately identified as a liquidity measure, you should have separate reconciliations, without overlap; i.e., DCF should not be based on Adjusted EBITDA.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 328-331 of Amendment No. 4 to address the Staff’s comment.

5.	We have read your responses to prior comments number 11 and 13 and understand that you have included net operating cash flows generated by properties or businesses prior to your ownership in calculating your non-GAAP measure of Adjusted EBITDA, because you believe this is permissible under your debt covenant. However, we note that you had no entitlement to the cash flows prior to the closing dates and neither consolidated the acquired properties or businesses nor recorded the economic benefits as of the effective dates. Therefore, we do not see appropriate rationale for presenting, in the context of your historical measures, activity of other entities related to periods prior to your having established control. Rather, presentations that reflect activity related to periods prior to your establishing control appear to be more in the nature of pro forma presentations or forecasts. Accordingly, please revise your presentation to eliminate these types of adjustments from non-GAAP measures that are presented in a historical context. If you wish to also present a measure that addresses your compliance with debt covenants, this should appear in separate disclosure that is clearly distinguished from your non-GAAP historical performance and liquidity measures. In this instance, all accompanying disclosure should be limited to discussion and analysis of your debt covenant, including:

•	the material terms of the credit agreement, including the covenant;

•	the amount or limit required for compliance with the covenant; and

•	the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.

Your covenant-related disclosures should not indicate or infer that you are presenting a historical non-GAAP performance or liquidity measure.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 328 and 329 of Amendment No. 4 to eliminate net operating cash flows generated by properties or businesses prior to our ownership from the definition of Adjusted EBITDA presented as a historical non-GAAP performance measure.

September 17, 2013

Further, the Registrants have separated the discussion of EBITDA as determined under LINN’s amended credit facility (the “Amended Credit Facility”) from the Registrant’s discussion of EBITDA and Adjusted EBITDA as historical non-GAAP performance measures. The presentation of EBITDA on page 272 is the same as that provided to lenders under the Amended Credit Facility as part of LINN’s quarterly compliance process. The Registrants have only included the discussion of EBITDA as determined under the Amended Credit Facility because it is necessary for an investor’s understanding of LINN’s compliance with the covenant requiring LINN to maintain a certain ratio of EBITDA to Interest Expense (as defined in Amended Credit Facility), which is a material covenant of the Amended Credit Facility. The Registrants respectfully advise the Staff that the definition of EBITDA as determined under the Amended Credit Facility is different from the definition of Adjusted EBITDA now presented as a historical non-GAAP performance measure on pages 328-330 of Amendment No. 4. Specifically, the definition of EBITDA determined under the Amended Credit Facility includes net operating cash flows generated by properties or businesses prior to our ownership (now captioned “Cash received (paid) for acquisitions or divestitures – revenues less operating expenses”) and certain other adjustments that were excluded from the presentation of Adjusted EBITDA on pages 328-330 of Amendment No. 4.

Furthermore, the Registrants advise the Staff that “Cash received (paid) for acquisitions or divestitures – revenues less operating expenses” continues to be included in the description of how the LINN Board of Directors determined amounts to pay as distributions on pages 236-238 only because the description is intended to be a reflection of the adjustments the Board of Directors actually considered when determining distributions for the historical periods presented,. The Registrants specifically refer the Staff to revised footnote (4) on page 237 of Amendment No. 4 for disclosure relating to the discretionary adjustments that the LINN Board of Directors has historically made with respect to “Cash received (paid) for acquisitions or divestitures—revenues less operating expenses” which provides details regarding this amount.

6.

We note that the revisions you have made in response to prior comment 14, and that various presentations in your filing continue to include adjustments for premiums recouped on settled derivatives on the line caption “changes in fair value on unsettled commodity derivatives.” We have consulted with our Office of Chief Accountant in the Division of Corporation Finance and believe that cost recovery on settlement, which is not part of cumulative gain or loss reported under GAAP, is not appropriate for inclusion in a historical non-GAAP performance measure, and should therefore be removed. Similarly, your various disclosures in the results of operations section of your MD&A, including tables, discussions and analyses, should also be limited to address amounts of derivative gain or loss as reported in accordance with GAAP. If you wish to also address cash flow implications of your derivative activity, including settlements and premiums paid, this should be done in the liquidity and capital resources section of your MD&A and should be

September 17, 2013

incremental to and clearly distinguished from disclosures related to your results of operations.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 247, 253, 258, 263, 328 and 329 of Amendment No. 4 to address the Staff’s comment.

7.	Tell us whether the amounts shown as adjustments for maintenance capital expenditures for the periods presented on page 279 of your amended filing represent actual amounts used in determining the amount of cash distributions that were made for those periods and if so explain the entire computation.

Response: The Registrants respectfully acknowledge the Staff’s comment and note that the Registrants have decided to no longer use the term “maintenance capital expenditures”; instead, the Registrants are referring to these expenditures as “discretionary reductions for a portion of oil and natural gas development costs” to convey both the discretionary nature of these amounts and the concept that it is only an estimated portion of total development costs as determined under GAAP. The amounts for the periods presented on page 237 of Amendment No. 4 represent the estimated amounts used by LINN’s management and Board of Directors to determine the amounts available for distribution in those periods.

8.	Tell us the extent to which your board of directors made, for each period presented on page 279, discretionary reductions to cash that otherwise would have been available for distribution for items such as future operations, future capital expenditures, future debt service obligations or future cash distributions to unitholders other than those which are currently reflected on page 279 as adjustments between adjusted EBITDA and Distributable Cash Flow.

Response: The Registrants respectfully acknowledge the Staff’s comment and note that for the periods presented in the tabular presentation on page 237 of Amendment No. 4, the LINN Board of Directors made the following discretionary adjustments to cash otherwise available for distribution:

•	Premiums paid for derivatives;

•	Cash settlements on canceled derivatives;

•	Cash recoveries of bankruptcy claim;

•	Cash received (paid) for acquisitions or divestitures – revenues less operating expenses;

•	Discretionary reductions for a portion of oil and natural gas development costs;

September 17, 2013

•	Provision for legal matters; and

•	Changes in operating assets and liabilities and other, net

The Registrants further respectfully advise the Staff that in footnote (8) on page 238, the Registrants have added disclosure that the resulting amounts shown as excess after such adjustments represent amounts LINN retained for future operations, future capital expenditures, future debt service or other future obligations. Any shortfall after such adjustments was funded with cash on hand and/or borrowings under the Amended Credit Facility. Other than these discretionary adjustments, which were previously reflected in the prior calculation of adjusted EBITDA and Distributable Cash Flow, there were no other discretionary adjustments to cash that would have been otherwise available for distribution.

9.	In your response to prior comment 15, you state, typically LINN does not approve projects with rates of return below 10%; however, LINN management considers a variety of factors in addition to rate of return when making investment decisions. Please provide us with a tabular summary presenting the total number of locations (“entities”) scheduled to be drilled by year and the total net amount of proved undeveloped reserves in Bcfe attributable to such locations that in total comprise the 498 Bcfe and 663 locations with negative PV-10 at the December 31, 2012 prices. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and to Question 131.04 in the SEC Compliance and Disclosure Interpretations, issued October 26, 2009 and updated May 16, 2013, and affirm that all such locations as presented in the referenced schedule are part of a development plan that has been adopted by management indicating these wells are scheduled to be drilled within five years.

Response: The Registrants respectfully acknowledge the Staff’s comment and provide the following tabular summary of the year-end 2012 proved undeveloped reserves with negative PV-10 at 2012 average prices (using SEC methodology). All such locations are part of a development plan that was adopted by management, with all of the wells scheduled to be drilled within five years.

Year	Well Count	Proved Reserves (Bcfe)
2013	107	89
2014	145	85
2015	173	115
2016	155	116
2017	83	92

Total	663	498

10.

Given your response to prior comments 16, 17, 18 and 19, it appears you should revise your discussion of the calculation of maintenance capital under footnote (9) on page 280 to clarify that since your calculation includes only amounts estimated to be needed to convert non-producing reserves to producing status and does not include any amount attributable to acquisition of new reserves, a decision to limit

September 17, 2013

your actual capital spending to these levels would result in a decrease in your total reserves and a consequent inability to maintain production at current levels.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure in footnote (5) on pages 237-238 of Amendment No. 4 to provide further clarity regarding “discretionary reductions for a portion of oil and natural gas development costs.” The Registrants have also disclosed in this footnote that such amounts do not include the historical cost of the acquired properties, and if LINN were to limit its total capital expenditures to the discretionary portion of its oil and natural gas development costs and not complete acquisitions of new reserves, total reserves would ultimately decrease over time. Please also refer to the Registrant’s response to comment 12, which also refers to language responsive to this comment.

11.	Since your measures of “maintenance capital expenditures” are based on a hypothetical scenario and not intended to maintain productive capacity, explain why you believe this term is an appropriate caption for this measure. If you do not agree that an alternate caption such as “amounts assumed to convert non-producing reserves” would more clearly reflect the nature of these amounts, then please explain your basis for this view. In this instance, identify the salient features of your computation that you believe should be represented by the line caption and explain how these have been accurately portrayed without regard to the footnote disclosure.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised Amendment No. 4 to replace “Maintenance capital expenditures” with “discretionary reductions for a portion of oil and natural gas development costs.”

12.	We note your disclosure in the risk factors section of your filing on page 49 addresses the potential impact if you underestimate the appropriate level of estimated maintenance capital expenditures. However, in response to prior comment 18 you state that you do not calculate actual maintenance capital expenditures. With a view towards expanded disclosure under the risk factor, explain to us how you are able to assess the adequacy and effectiveness of your estimated maintenance capital expenditures, and to mitigate the risk described without comparison and analysis of estimated and actual expenditures and planned and actual conversion of non-producing reserves to producing status.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised page 51 of Amendment No. 4 to address the Staff’s comment. The Registrants’ response to this comment also includes language responsive to comment 10 above.

* * * *

September 17, 2013

At the Staff’s request, the Registrants acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact the undersigned at (281) 841-4156 if you have any questions or comments with respect to these responses to your comments.

Very truly yours, LINN ENERGY, LLC LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells Vice President, Assistant General Counsel and Corporate Secretary

Cc:	Michael E. Dillard
Sean T. Wheeler
Divakar Gupta
Latham & Watkins LLP

Daniel A. Neff
David K. Lam
Wachtell, Lipton, Rosen & Katz

Kelly B. Rose
Baker Botts L.L.P.